NXT REPORTS Q2 2010 FINANCIAL AND OPERATIONAL RESULTS

Monday August 30, 2010

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA –NXT Energy Solutions Inc, (“NXT” or “the Company”) is pleased to announce its financial and operating results for the second quarter ended June 30, 2010.  All selected and referenced financial information should be read in conjunction with the consolidated financial statements and management discussion and analysis as filed on SEDAR at www.sedar.com, on NXT’s website at www.nxtenergy.com and on EDGAR at www.sec.gov/edgar.shtml

Selected Financial Information
	For the three months ended		For the six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

SFD® survey revenue	443,011	2,638,560	443,011	2,638,560
Net income (loss)	(890,673)	283,005	(2,213,145)	(764,076)
Net income (loss) per share unit; basic and diluted	(0.03)	0.01	(0.07)	(0.02)
Net cash generated (used) in operating activities	(766,931)	(1,192,922)	(1,141,170)	(2,075,867)

			At at
			June 30, 2010	December 31, 2009

Cash and short term investments			2,944,585	4,174,145
Total assets			3,090,155	6,005,640
Total liabilities			650,066	972,323

Colombia

In early 2009 NXT embarked on a fundamentally new business strategy with the objective of becoming established as a respected service provider and industry leader for oil and gas reconnaissance surveys in Colombia. We believe this strategy will position NXT for long term commercial success by creating a strong client and revenue base in Colombia and providing a “springboard” for revenue growth in adjacent Latin American countries and throughout the world.

Previous NXT reports outlined our reasoning for the selection of Colombia as our initial international market and the 2010 first quarter report identifies several indicators confirming that we are making progress in achieving our objectives in Colombia.

We remain satisfied that we are making progress in the first phase of implementing our strategy, which is to gain market acceptance of the value of our SFD® technology in Colombia. The operational advantages of our airborne survey system are compelling and becoming well understood in Colombia. However, in order to gain an understanding of when this growing market acceptance may generate SFD® survey revenue does require a discussion of the Colombian exploration system.

The contract terms entered into by oil and gas companies for concession blocks effectively dictate what exploration activities they will conduct in Colombia. Exploration is governed by specific contractual obligations entered into between an operator of a concession block and the Colombian oil and gas regulatory agency (the “ANH”). The contract defines the work commitment that is required to maintain mineral rights for a block. A contracted work commitment consists of specific capital programs that include geophysical surveys and/or the drilling of wells. The contract identifies what is to be done, the dollars to be spent and the completion deadlines (including annual milestones over a three year contract period). Furthermore the operator must provide sufficient security to the ANH, usually in the form of a bond, that will be drawn upon should the operator default on a contractual commitment. Given these strict terms and penalties, operators generally allocate capital budgets only to these contracted work commitments.

In the past this structure created a barrier for NXT entering the Colombian market as earlier contracted work commitments would not have included an SFD® survey component. Accordingly SFD®, regardless of its merits, was a difficult sale.

Despite these obstacles, NXT did close sales and completed surveys for clients in 2009 and 2010. One client re-negotiated their work commitment with the ANH and replaced an existing seismic survey commitment with an SFD® survey. Other clients engaged NXT for small pilot SFD® surveys despite the surveys not being recognized as work commitments. Collectively these SFD® surveys resulted in over $4 million of survey revenue and allowed NXT to acquire over 20,000 km of SFD® data in Colombia. The success of these SFD® surveys and subsequent client endorsements was instrumental in the ANH approving SFD® as a valid work commitment for the 2010 bid round.

This recent recognition of SFD® as a valid work commitment by the ANH has removed the major barrier for NXT in the Colombian market, opening up opportunities for revenue growth. Many 2010 bid round blocks include minimum (i.e. mandatory) work components that can be satisfied with SFD® surveys. In addition companies bid extra work commitments that may provide more opportunities for SFD® surveys.

We anticipate some modest revenue throughout the balance of 2010 with more significant opportunities from the 2010 bid round to commence in 2011. Formal execution of the 2010 bid round contracts is anticipated to be finalized in November 2010 with work commitment projects to commence in 2011. The 2010 revenue opportunities arise from companies interested in acquiring existing SFD® data over concession blocks awarded in prior years.

We believe that the 2010 bid round and the clear acceptance of SFD® as a valid work commitment is a turning point in our business development in Colombia and has positioned us for success not just in Colombia, but in other Latin American countries. We believe that the next phase of our business development of converting market acceptance into significant and consistent revenue growth is in our future.

We have now commenced sales activities in Peru. The geology, community issues, security and environmental concerns are very similar to Colombia. Many companies operate in both Colombia and Peru including all our Colombian clients. In addition, the 2010 Peruvian bid round, which will close on October 11, 2010, affords NXT an additional opportunity to position SFD® as a valid bid round work commitment.

On August 26, 2010 we engaged a respected Peruvian representative to act as our non-exclusive sales representative in the country and to work with the Peruvian regulatory agency, PeruPetro, to ensure that SFD® is recognized as a valid work commitment. Given our recent success in Colombia we anticipate that this approval is forthcoming. We have been informed by companies of their intention to conduct SFD® surveys in Peru upon receiving confirmation that PeruPetro has publicly accepted SFD® as a valid survey to meet their work commitments.

Management Change

Mr. Murray Christie, our COO and Senior VP, will leave his position with the Company as of the end of August to pursue different business interests. Mr. Christie has been a strong contributor in the development of the Company’s business plan. We wish Mr. Christie success in his new position and look forward to future business relations.

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain whether onshore or offshore.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes forward-looking statements.  When used in this document, words such as “plan”, “see”, “anticipate” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

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